Mail Stop 3561

December 19, 2006

Via U.S. Mail

Dr. John W. Whitney
Chief Executive Officer
Itronics Inc.
6490 S. McCarran Blvd., Bldg C-23
Reno, Nevada 89509

Re: Itronics Inc.
Registration Statement on Form SB-2
Filed November 22, 2006
File No. 333-138911

Dear Dr. Whitney,

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that this registration statement covers 75 million shares in addition to the 75 million shares registered on registration statement 333-137181, which was declared effective October 25, 2006. Given the nature and the size of the prior registered transaction along with your current proposed registration of an additional 75 million shares held by the same shareholders, please advise us of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

Forward Looking Statements, page 2

2. We note your statement that the prospectus contains forward-looking statements "within the meaning of the Private Securities Litigation Reform Act of 1995." Be advised that Section 27A(b)(1)(C) of the Securities Act and Section 21E(b)(1)(C) of the Securities Exchange Act expressly state that the safe harbor for forward looking statements does not apply to statements made by companies that issue penny stock. Please delete any references to the Private Securities Litigation Reform Act.

Legality Opinion

3. Please remove the last paragraph as disclaimers of responsibility that in any way state or imply that investors are not entitled to rely on the opinion are not appropriate.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the

United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact H. Yuna Peng at (202) 551-3391or Sara Kalin at (202) 551-3454 with any other questions.

Regards,

Sara D. Kalin
Branch Chief

cc: Arthur S. Marcus, Esq.
        Fax: (212) 980-5192